UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2016

TELECOM ITALIA S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TELECOM ITALIA: TO FACILITATE TURNAROUND, INNOVATIVE TOOL INTRODUCED FOR THE REMUNERATION OF THE CEO AND KEY MANAGERS

A PROPOSAL WILL BE MADE TO THE SHAREHOLDERS’ MEETING TO REDUCE THE NUMBER OF DIRECTORS FROM 17 TO 16

Milan, 12 April 2016

The Board of Directors in its meeting today chaired by Giuseppe Recchi, resolved to supplement the agenda for the Shareholders’ Meeting on 25 May next, introducing two additional topics.

First, it decided to invest the Shareholders’ Meeting with the resolutions arising from the departure of a Director (former Chief Executive Officer, Marco Patuano). In this regard the Board of Directors, deeming its current composition to be adequate, did not proceed with a co-optation and suggested the number of directors be recalculated from 17 to 16.

The shareholders’ meeting will also be asked to approve (only for the part proposed to be disbursed as shares) the payment of an extraordinary remuneration measure (Special Award), over a four year period, functional to the achievement of the overall company turnaround objective (linked to overperformance with respect to the 2016-2018 Business Plan). If there is no overperformance, there will be nothing to pay in this respect.

The Special Award is intended for the Chief Executive Officer and other managers of the Group who will be identified by the CEO in due time. The measure envisages provision being made, separately during each of the years 2016, 2017, 2018 and 2019, of an annual bonus amounting to 5.5% of the improvement obtained with respect to the consolidated targets for EBITDA, Opex reduction and NFP each relative to said years (with weights of 50%, 25% and 25%, respectively) as defined in the 2016-2018 Business Plan, using for 2019 the same values as the plan for the 2018 financial year. 4% of this positive difference will be reserved for the Chief Executive Officer, while the remaining 1.5% will be allocated to the other participants.

After approval of the 2019 financial statements (year 2020), the beneficiaries will receive the award, 80% of which, if approved by the shareholders’ meeting, will be disbursed in the form of the free allocation of shares, not subject to restrictions, except for claw-back (contract mechanism for recovering the awards, where their disbursement occurs following wilful misconduct or gross negligence on the part of those concerned, or in the case of an error in the formulation of the data, resulting in the restatement of the Financial Statements).

The Special Award represents an essential component of the compensation package of the Chief Executive Officer, and it also provides him with a major management lever to incentivise the management team to achieve the targets of a fresh start and turnaround which the Board of Directors intends to pursue.

The share component of the Special Award (on which there is a specific information document, being published on the company website www.telecomitalia.com) is subject to the approval of the shareholders’ meeting, with reservations to define the appropriate procedures to acquire the shares to service the award during the incentive period.

The Chief Executive Officer has also been employed as a senior executive of the Company, with the duties of General Manager.

A full description of the compensation package formally agreed with the Chief Executive Officer, under the company’s new remuneration policy, will be available for consultation in the remuneration report, which will be published within the legal time period.

Telecom Italia Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @telecomitaliaTW

Telecom Italia Investor Relations

+39 02 8595 4131

www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2015 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2016-2018 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2016

TELECOM ITALIA S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager